Exhibit 99.2

Almacenes Éxito S.A.

Interim separate financial statements

At June 30, 2023 and at December 31, 2022

Almacenes Éxito S.A.

Interim separate statements of financial position

At June 30, 2023 and at December 31, 2022

(Amounts expressed in millions of Colombian pesos)

	Notes	At June 30 2023	At December 31 2022
Current assets
Cash and cash equivalents	6	920,148	1,250,398
Trade receivables and other receivables	7	424,795	477,912
Prepayments	8	6,475	17,166
Related parties	9	68,950	59,416
Inventories, net	10	2,144,902	2,105,200
Financial assets	11	5,959	40,154
Tax assets	23	570,371	478,476
Assets held for sale	39	3,925	3,925
Total current assets		4,145,525	4,432,647
Non-current assets
Trade receivables and other receivables	7	50,091	54,155
Prepayments	8	3,330	3,235
Receivables with related parties and other non-financial assets	9	280	35,273
Financial assets	11	11,182	12,728
Deferred tax assets	23	98,613	60,160
Property, plant and equipment, net	12	2,021,427	2,059,079
Investment property, net	13	82,987	83,420
Rights of use asset, net	14	1,631,148	1,587,943
Intangible, net	15	191,617	191,204
Goodwill	16	1,453,077	1,453,077
Investments accounted for using the equity method	17	4,605,552	4,788,226
Other assets		398	398
Total non-current assets		10,149,702	10,328,898
Total assets		14,295,227	14,761,545
Current liabilities
Loans and borrowings	19	1,416,331	251,118
Employee benefits	20	3,820	2,692
Provisions	21	24,161	19,870
Payable to related parties	9	221,939	225,234
Trade payables and other payable	22	3,397,699	4,319,342
Lease liabilities	14	281,124	261,824
Tax liabilities	23	48,597	92,846
Derivative instruments and collections on behalf of third parties	24	89,899	123,446
Other liabilities	25	129,968	159,191
Total current liabilities		5,613,538	5,455,563
Non-current liabilities
Loans and borrowings	19	348,756	539,980
Employee benefits	20	14,645	14,646
Provisions	21	11,603	14,311
Trade payables and other payable	22	40,823	70,374
Lease liabilities	14	1,555,343	1,525,272
Other liabilities	25	2,382	2,411
Total non-current liabilities		1,973,552	2,166,994
Total liabilities		7,587,090	7,622,557
Shareholders’ equity
Share capital		4,482	4,482
Reserves		1,421,158	1,541,586
Other equity components		5,282,497	5,592,920
Total shareholders’ equity		6,708,137	7,138,988
Total liabilities and shareholders’ equity		14,295,227	14,761,545

The accompanying notes are an integral part of the interim separate financial statements.

Almacenes Éxito S.A.

Interim separate statements of profit or loss

For the quarters ended June 30, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	Notes	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Continuing operations
Revenue from contracts with customers	27	7,349,052	6,928,227	3,610,748	3,476,262
Cost of sales	10	(5,803,868)	(5,473,241)	(2,853,350)	(2,756,373)
Gross profit		1,545,184	1,454,986	757,398	719,889

Distribution, administrative and selling expenses	28	(1,421,175)	(1,251,657)	(698,078)	(626,498)
Other operating (expense) profit, net	30	(23,295)	14,067	(28,654)	7,733
Operating profit		100,714	217,396	30,666	101,124

Financial income	31	166,415	70,517	44,616	18,729
Financial cost	31	(368,541)	(180,736)	(163,101)	(84,240)
Share of profit in subsidiaries, associates and joint ventures	32	109,825	73,044	59,393	47,892
Profit (loss) before income tax from continuing operations		8,413	180,221	(28,426)	83,505
Income tax profit (expense)	23	30,521	(53,418)	22,242	(21,241)
Profit (loss) profit for the period		38,934	126,803	(6,184)	62,264

Earnings per share (*)
Basic and diluted earnings per share (*):
Basic and diluted profit (loss) per share from continuing operations	33	30.00	97.70	(4.76)	47.97

(*)	Amounts expressed in Colombian pesos.

The accompanying notes are an integral part of the interim separate financial statements.

Almacenes Éxito S.A.

Interim separate statements of other comprehensive income

For the quarters ended June 30, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	Notes	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022

Profit (loss) for the period		38,934	126,803	(6,184)	62,264

Other comprehensive income

Components of other comprehensive income that will not be reclassified to profit and loss, net of taxes
Remeasurement loss on defined benefit plans		84	-	84	-
(Loss) from financial instruments designated at fair value through other comprehensive income		(139)	(2,273)	40	(1,300)
Total other comprehensive income that will not be reclassified to period results, net of taxes		(55)	(2,273)	124	(1,300)

Components of other comprehensive income that may be reclassified to profit and loss, net of taxes
(Loss), gain from translation exchange differences (1)	26	(591,487)	115,137	(356,904)	192,356
Net gain on hedge of a net investment in a foreign operation	26	-	2,327	-	21
(Loss), gain from cash flow hedge	26	(1,317)	4,475	4,129	776
Total other comprehensive income that may be reclassified to profit or loss, net of taxes		(592,804)	121,939	(352,775)	193,153
Total other comprehensive income		(592,859)	119,666	(352,651)	191,853
Total comprehensive income		(553,925)	246,469	(358,835)	254,117

Earnings per basic share:
Earning per basic and diluted share (*):
(Loss) profit per basic and diluted share from continuing operations	33	(426.80)	189.90	(276.48)	195.80

(*)	Amounts expressed in Colombian pesos.

(1)	Represents exchange differences arising from the translation of assets, liabilities, equity and results of foreign operations into the reporting currency.

The accompanying notes are an integral part of the interim separate financial statements.

Almacenes Éxito S.A.

Interim separate statements of changes in equity

At June 30, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	Issued share capital	Premium on the issue of shares	Treasury shares	Legal reserve	Occasional reserve	Reserves for acquisition of treasury shares	Reserve for future dividends distribution	Other reserves	Total reserves	Other comprehensive income	Retained earnings	Other equity components	Total shareholders’ equity
	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26
Balance at December 31, 2021	4,482	4,843,466	(2,734)	7,857	791,647	22,000	155,412	329,529	1,306,445	(1,240,157)	888,645	954,867	6,755,014
Declared dividend (Note 37)	-	-	-	-	(12,330)	-	-	-	(12,330)	-	(225,348)	-	(237,678)
Net income	-	-	-	-	-	-	-	-	-	-	126,803	-	126,803
Other comprehensive income	-	-	-	-	-	-	-	-	-	203,261	-	-	203,261
Reacquisition of shares	-	-	(316,756)	-	-	-	-	-	-	-	-	-	(316,756)
Appropriation to reserves	-	-	-	-	(147,108)	396,442	-	-	249,334	-	(249,334)	-	-
Changes in interest in the ownership of subsidiaries that do not result in loss of control	-	-	-	-	-	-	-	-	-	-	-	11	11
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	274,370	274,370
Equity impact on the valuation put effect of subsidiary Grupo Disco del Uruguay S.A.										(83,595)	-	4,745	(78,850)
Other net increase (decrease) in shareholders’ equity	-	-	-	-	(1,863)	-	-	11,919	10,056	-	(12,555)	(5)	(2,504)
Balance at June 30, 2022	4,482	4,843,466	(319,490)	7,857	630,346	418,442	155,412	341,448	1,553,505	(1,120,491)	528,211	1,233,988	6,723,671

Balance at December 31, 2022	4,482	4,843,466	(319,490)	7,857	630,346	418,442	155,412	329,529	1,541,586	(966,902)	515,564	1,520,282	7,138,988
Declared dividend (Note 37)	-	-	-	-	(217,392)	-	-	-	(217,392)	-	-	-	(217,392)
Net income	-	-	-	-	-	-	-	-	-	-	38,934	-	38,934
Other comprehensive income	-	-	-	-	-	-	-	-	-	(640,415)	-	-	(640,415)
Appropriation to reserves	-	-	-	-	99,072	-	-	-	99,072	-	(99,072)	-	-
Changes in interest in the ownership of subsidiaries that do not result in loss of control	-	-	-	-	-	-	-	-	-	-	-	6	6
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	354,590	354,590
Equity impact on the valuation put effect of subsidiary Grupo Disco del Uruguay S.A.										47,556	-	(10,490)	37,066
Other net increase (decrease) in shareholders’ equity	-	-	-	-	(2,108)	-	-	-	(2,108)	-	(1,713)	181	(3,640)
Balance at June 30, 2023	4,482	4,843,466	(319,490)	7,857	509,918	418,442	155,412	329,529	1,421,158	(1,559,761)	453,713	1,864,569	6,708,137

The accompanying notes are an integral part of the separate financial statements.

Almacenes Éxito S.A.

Interim separate statements of cash flows

For the periods ended June 30, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	Notes	January 1 to June 30, 2023	January 1 to June 30, 2022
Operating activities
Profit for the period		38,934	126,803
Adjustments to reconcile profit for the period
Current income tax	23	3,289	11,787
Deferred income tax	23	(33,810)	41,631
Interest, loans and lease expenses	31	161,284	85,980
Loss (gain) from changes in fair value of derivative financial instruments	31	38,057	(6,889)
Impairment of receivables, net	7.1	538	393
Impairment of inventories, net	10.1	3,437	922
Employee benefit provisions	20	1,127	846
Provisions and reversals	21	16,138	10,774
Depreciation of property, plant and equipment, investment property and right of use asset	12; 13; 14	253,411	224,953
Amortization of intangible assets	15	12,577	11,242
Share of profit in associates and joint ventures accounted for using the equity method	32	(109,825)	(73,044)
Loss from the disposal of non-current assets		5,178	1,980
Loss from reclassification of non-current assets		-	230
Other adjustments from items other than cash		-	(80)
Interest income	31	(7,307)	(4,585)
Operating income before changes in working capital		383,028	432,943
Decrease in trade receivables and other accounts receivable		56,700	46,568
Decrease in prepayments		10,596	8,436
(Increase) decrease in receivables from related parties		(9,133)	2,244
Increase in inventories		(39,136)	(416,689)
Decrease in tax assets		31,364	23,165
Decrease in other provisions	21	(14,555)	(9,169)
Decrease in trade payables and other accounts payable		(870,338)	(770,144)
(Decrease) increase in accounts payable to related parties		(3,296)	5,013
Decrease in tax liabilities		(44,249)	(29,920)
Decrease in other liabilities		(29,253)	(77,884)
Income tax paid		(115,636)	(153,649)
Net cash flows used in operating activities		(643,908)	(939,086)
Investing activities
Advances to subsidiaries and joint ventures		(81)	(21,040)
Acquisition of property, plant and equipment	12.1	(168,636)	(84,165)
Acquisition of investment property		-	(611)
Acquisition of intangible assets	15	(14,316)	(8,348)
Proceeds of the sale of property, plant and equipment and intangible assets.		50	1,000
Dividends received		78,591	63,928
Net cash flows used in investing activities		(104,392)	(49,236)
Financing activities
Cash flows provided by changes in interests in subsidiaries that do not result in loss of control		13	(16)
Proceeds from financial assets		8	6,080
Payments of derivative instruments and collections on behalf of third parties		(49,136)	(148)
Proceeds from loans and borrowings	19	1,000,000	440,000
Repayment of loans and borrowings	19	(49,763)	(49,763)
Payments of interest of loans and borrowings	19	(74,402)	(27,487)
Lease liabilities paid	14.2	(137,081)	(129,159)
Interest on lease liabilities paid	14.2	(61,641)	(49,640)
Dividends paid	37	(217,255)	(237,551)
Interest received	31	7,307	4,585
Payments on the reacquisition of shares		-	(316,755)
Net cash flows provided by (used in) financing activities		418,050	(359,854)
Net decrease in cash and cash equivalents		(330,250)	(1,348,176)
Cash and cash equivalents at the beginning of period	6	1,250,398	2,063,528
Cash and cash equivalents at the end of period	6	920,148	715,352

The accompanying notes are an integral part of the interim separate financial statements.

Note 1. General information

Almacenes Éxito S.A., (hereinafter the Company) was incorporated pursuant to Colombian laws on March 24, 1950; its headquarter is located Carrera 48 No. 32B Sur - 139, Envigado, Colombia. The life span of the Company goes to December 31, 2150.

The Company is listed on the Colombia Stock Exchange (BVC) since 1994 and is under the supervision of the Financial Superintendence of Colombia. On April, 2023, the Company obtained registration as a foreign issuer with the Brazilian Securities and Exchange Commission (CVM).

The Company´s corporate purpose is to:

-	Acquire, store, transform and, in general, distribute and sell under any trading figure, including funding thereof, all kinds of goods and products, produced either locally or abroad, on a wholesale or retail basis, physically or online.

-	Provide ancillary services, namely grant credit facilities for the acquisition of goods, grant insurance coverage, carry out money transfers and remittances, provide mobile phone services, trade tourist package trips and tickets, repair and maintain furnishings, complete paperwork and energy trade.

-	Give or receive in lease trade premises, receive or give, in lease or under occupancy, spaces or points of sale or commerce within its trade establishments intended for the exploitation of businesses of distribution of goods or products, and the provision of ancillary services.

-	Incorporate, fund or promote with other individuals or legal entities, enterprises or businesses intended for the manufacturing of objects, goods, articles or the provision of services related with the exploitation of trade establishments.

-	Acquire property, build commercial premises intended for establishing stores, malls or other locations suitable for the distribution of goods, without prejudice to the possibility of disposing of entire floors or commercial premises, give them in lease or use them in any convenient manner with a rational exploitation of land approach, as well as invest in property, promote and develop all kinds of real estate projects.

-	Invest resources to acquire shares, bonds, trade papers and other securities of free movement in the market to take advantage of tax incentives established by law, as well as make temporary investments in highly liquid securities with a purpose of short-term productive exploitation; enter into firm factoring agreements using its own resources; encumber its chattels or property and enter into financial transactions that enable it to acquire funds or other assets.

-	In the capacity as wholesaler and retailer, distribute oil-based liquid fuels through service stations, alcohols, biofuels, natural gas for vehicles and any other fuels used in the automotive, industrial, fluvial, maritime and air transport sectors, of all kinds.

The immediate holding company, or controlling entity of the Company is Companhia Brasileira de Distribuição (hereinafter CBD), which owns 91.52% at June 30, 2023 (at December 31, 2022 - 91.52%) of its ordinary shares. CBD is controlled by Casino, Guichard-Perrachon S.A., which is ultimately controlled by Mr. Jean-Charles Henri Naouri.

The Company is registered in the Camara de Comercio Aburrá Sur.

Note 2. Basis of preparation and other significant accounting policies

The interim separate financial statements for the six and three months ended June 30, 2023 and 2022 and for the year ended December 31, 2022 have been prepared in accordance with International Financial Reporting Standard issued by the International Accounting Standards Board (IASB).

The separate financial statements for the interim periods are disclosure in accordance with IAS34 and should be read in conjunction with the separate financial statements as of December 31, 2022 and do not include all the information required for a separate financial statement disclosure in accordance with IAS 1. However, some notes have been included to explain events and transactions that are relevant to understanding the changes in the Company’s financial situation, as well as the operating performance since December 31, 2022.

The interim separate financial statements have been prepared on a historical cost basis, except for derivative financial instruments and financial instruments measured at fair value.

The Company has prepared the interim separate financial statements on the basis that it will continue to operate as a going concern.

Note 2.1. Voluntary correction

During the preparation of the financial statements for 2022, the Company identified an immaterial error in relation to the non-controlling interest of subsidiary Grupo Disco Uruguay S.A., part of which is subject to put option. Although the error was not material, the Company has voluntarily elected to correct prior periods 2022 and 2021. This correction resulted in a decrease in Other equity components of $87,093 at December 31, 2022 and $126,391 at December 31, 2021 and in the Investments of $87,093 at December 31, 2022 as a result of the impact that the put´s valuation has in the equity of the subsidiary Disco Uruguay S.A. and in the investment that the Company has in this subsidiary.

Such immaterial correction did not impact, liabilities, profit for the year, comprehensive income or cash flows for the years ended December 31, 2022 and 2021.

Note 3. Significant accounting policies

The accompanying interim separate financial statements at June 30, 2023 have been prepared using the same accounting policies, measurements and bases used to present the separate financial statements for the year ended December 31, 2022, except for new and modified standards and interpretations applied starting January 1, 2023.

The adoption of the new standards in force as of January 1, 2023 mentioned in Note 4.2. did not result in significant changes in these accounting policies as compared to those applied in preparing the consolidated financial statements at December 31, 2022 and no significant effect resulted from adoption thereof.

Note 4. Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB

Note 4.1. New and amended standards and interpretations

The Company applied amendments and new interpretations to IFRS as issued by IASB, which were effective for accounting periods beginning on or after January 1, 2023. The main new standards adopted are as follows:

Statement	Description	Impact
Amendment to IAS 1 - Disclosure of Accounting Policies and Practice Statement.

This Amendment, which amends IAS 1 - Presentation of Financial Statements, guides companies in deciding what information about accounting policies should be disclosed to provide more useful information to investors and other primary users of financial statements. The Amendment requires companies to disclose material information about accounting policies by applying the concept of materiality in their disclosures.

These changes did not have any impact in the consolidated financial statements.
Amendment to IAS 8 - Definition of Accounting Estimates.

This Amendment, which amends IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, modified the definition of accounting estimates and included other amendments to assist entities in distinguishing changes in accounting estimates from changes in accounting policies. This distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are applied retrospectively to past transactions and other past events.

These changes did not have any impact in the consolidated financial statements.
Amendment to IAS 12 - Deferred Tax Related to Assets and Liabilities arising from a Single Transaction.	This Amendment, which amends IAS 12 Income Tax, details how companies must recognize deferred tax on transactions such as leases and decommissioning liabilities.	These changes did not have any impact in the consolidated financial statements.
Amendment to IFRS 17 - Initial Application of IFRS 17 and IFRS 9 – Comparative Information.	This Amendment, which modifies IFRS 17 - Insurance contracts, applies to entities that apply IFRS 17 and IFRS 9 simultaneously. Considering that these standards have different transition requirements, it is possible that temporary accounting imbalances arise between financial assets and liabilities related with the insurance contract in the comparative information shown in the financial statements upon applying such standards for the first time. The Amendment will help insurance companies to avoid such imbalances, and, consequently, will improve the usefulness of comparative information for investors. For this purpose, it provides insurance companies with an option to present comparative information regarding financial assets.	These changes did not have any impact in the consolidated financial statements.

Note 4.2. New and revised standards and interpretations issued and not yet effective

The Company has not early adopted the following new and revised IFRSs, which have already been issued but not yet in effect, up to the date of the issuance of the Group’s consolidated financial statements:

Statement	Description	Applicable to annual periods starting in or after
Amendment to IAS 1 – Non-current Liabilities with Covenants

This amendment, which amends IAS 1– Presentation of Financial Statements, aims to improve the information companies provide on long-term covenanted debt by enabling investors to understand the risk of early repayment of debt.

IAS 1 requires a company to classify debt as non-current only if the company can avoid settling the debt within 12 months of the reporting date. However, a company’s ability to do so is often contingent on compliance with covenants. For example, a business might have long-term debt that could be repayable within 12 months if the business defaults in that 12-month period. The amendment requires a company to disclose information about these covenants in the notes to the financial statements.

January 1, 2024, with early adoption permitted
Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback.

This Amendment, which amends IFRS 16 – Leases, guides at the subsequent measurement that a company must apply when it sells an asset and subsequently leases the same asset to the new owner for a period.

IFRS 16 includes requirements on how to account for a sale with leaseback on the date the transaction takes place. However, this standard had not specified how to measure the transaction after that date. These amendments will not change the accounting for leases other than those arising in a sale-leaseback transaction.

January 1, 2024
Amendment to IAS 7 and IFRS 17 - Supplier finance arrangements.

This Amendment, which amends IAS 7 - Statement of Cash Flows and IFRS 7 - Financial Instruments: Disclosures, aims to enhance the disclosure requirements regarding supplier financing agreements. It enables users of financial statements to assess the effects of such agreements on the entity’s liabilities and cash flows, as well as the entity’s exposure to liquidity risk.

The Amendment requires the disclosure of the amount of liabilities that are part of the agreements, disaggregating the amounts for which financing providers have already received payments from the suppliers, and indicating where the liabilities are presented in the balance sheet. Additionally, it mandates the disclosure of terms and conditions, payment maturity date ranges, and liquidity risk information.

Supplier financing agreements are characterized by one or more financing providers offering to pay amounts owed by an entity to its suppliers, according to the terms and conditions agreed upon between the entity and its supplier.

January 1, 2024.
Amendment to IAS 12 - International Tax Reform: Pillar Two Model Rules.

This Amendment, which amends IAS 12 - Income Taxes, applies to income taxes arising from tax legislation enacted to implement the rules of Model Pillar Two published by the Organisation for Economic Co-operation and Development (OECD). The rules of this model aim to ensure that large multinational enterprises are subject to a minimum tax rate of 15%. The minimum tax is calculated based on financial accounting standards and is based on two main components: profits and taxes paid.

The Amendment provides companies with temporary relief from the accounting for deferred taxes arising from the international tax reform by the Organisation for Economic Co-operation and Development (OECD).

Is applicable for annual reporting periods beginning on or after January 2023, but not for interim periods ending on or before December 31, 2023.

Note 5. Relevant facts

No relevant facts have occurred nor registered during the period.

Note 6. Cash and cash equivalents

The balance of cash and cash equivalents is shown below:

	June 30, 2023	December 31, 2022
Cash at banks and on hand (1)	902,583	1,232,403
Fiduciary rights – money market like	16,333	16,856
Funds (2)	1,232	1,139
Total cash and cash equivalents	920,148	1,250,398

(1)	The decrease is mainly due to the use of resources to pay off creditors and suppliers (trade payables and other payable) at the beginning of 2023.

(2)	Represents the Collective Investment Fund with Fiduciaria Corficolombiana created by the Parent to guarantee the payment of the lease fee on the Éxito Poblado and Cedi Avenida 68 properties.

At June 30, 2023, the Company recognized interest income from cash at banks and cash equivalents in the amount of $7,307 (June 30, 2022 - $4,585), which were recognized as financial income as detailed in Note 31.

At June 30, 2023 and at December 31, 2022, cash and cash equivalents were not restricted or levied in any way as to limit availability thereof.

Note 7. Trade receivables and other account receivables

The balance of trade receivables and other account receivables is shown below:

	June 30, 2023	December 31, 2022
Trade receivables (Note 7.1)	247,380	245,782
Other account receivables (Note 7.2)	227,506	286,285
Total trade receivables and other account receivables	474,886	532,067
Current	424,795	477,912
Non-Current	50,091	54,155

Note 7.1. Trade receivables

The balance of trade receivables is shown below:

	June 30, 2023	December 31, 2022
Trade accounts	158,288	156,582
Sale of real-estate project inventories	68,133	66,831
Rentals and dealers	11,602	13,322
Net investment in leases	8,498	7,870
Employee funds and lending	6,326	6,270
Allowance for expected credit loss	(5,467)	(5,093)
Trade receivables	247,380	245,782

The allowance for expected credit loss is recognized as expense in profit or loss. During the period ended June 30, 2023, the net effect of the allowance for expected credit loss on the statement of profit or loss represents expense of $538 ($393 - expense for the period ended June 30, 2022).

The movement in the allowance for expected credit losses during the sixth month periods was as follows:

Balance at December 31, 2021	7,285
Additions (Note 28)	7,886
Reversal of allowance for expected credit losses (Note 30)	(7,493)
Write-off of receivables	(497)
Balance at June 30, 2022	7,181

Balance at December 31, 2022	5,093
Additions (Note 28)	7,210
Reversal of allowance for expected credit losses (Note 30)	(6,672)
Write-off of receivables	(164)
Balance at June 30, 2023	5,467

An analysis is performed at each reporting date to estimate expected credit losses. The allowance rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., product type and customer rating). The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the reporting date about past events and current conditions. Generally, trade receivables and other accounts receivable are written-off if past due for more than one year.

Note 7.2. Other account receivables

	June 30, 2023	December 31, 2022
Recoverable taxes	91,811	103,336
Business agreements	66,468	54,466
Other loans or advances to employees	57,950	82,525
Money remittances	4,280	16,347
Money transfer services	949	20,370
Sale of fixed assets, intangible assets and other assets	117	405
Other	5,931	8,836
Total other account receivables	227,506	286,285

Note 8. Prepayments

	June 30, 2023	December 31, 2022
Lease payments made before commencement date	4,012	4,697
Insurance	3,806	15,247
Maintenance	1,303	-
Advertising	439	-
Other prepayments	245	457
Total prepayments	9,805	20,401
Current	6,475	17,166
Non-current	3,330	3,235

Note 9. Related parties

Note 9.1. Significant agreements

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries, associates, joint ventures and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed upon between the parties. The agreements are detailed as follows:

-	Casino Group:

(a)	Casino international, International Retail Trade and Services IG and Distribution Casino France: Commercial agreement to regulate the terms pursuant to which Casino International renders international retail and trade services to the Company (e.g., negotiation of commercial services with international suppliers, prospecting global suppliers and intermediating the purchases provided by Casino, purchase and importation of products and reimbursement for promotions realized in stores).

(b)	Insurance agreement for the intermediation of renewals of certain insurance policies

(c)	Euris, Casino Services y Casino Guichard Perrachon S.A: Cost reimbursement agreements to encourage the exchange of knowledge and experience in certain areas of operation, as well as the reimbursement of expenses related to expatriates.

-	Greenyellow Energía de Colombia S.A.S.: Service agreement to provide oversight and monitoring services relating to energy efficiency. Since October, 2022 this company is not related party.

-	Puntos Colombia S.A.S.: Agreement providing for the terms and conditions for the redemption of points collected under their loyalty program, among other services.

-	Compañía de financiamiento Tuya S.A.: Partnership agreements to promote (i) the sale of products and services offered by the Company through credit cards, (ii) the use of these credit cards in and out of the Company stores and (iii) the use of other financial services agreed between the parties inside the Company stores.

-	Companhia Brasileira de Distribuição (CBD): Cost reimbursement agreement related to the sharing of know-how and experience of CBD on certain areas (strategy, finance, human resources, legal, communication and investors relations). The Company also entered into an agreement for the reimbursement of expenses related to the relocation of employees among the Company.

-	Almacenes Éxito Inversiones S.A.S. Acquisition agreement of telephone plans, provision of administrative services.

-	Logística Transporte y Servicios Asociados S.A.S. Agreement to receive transportation services, contracts for the sale of merchandise, administrative services and reimbursement of expenses.

-	Transacciones Energéticas S.A.S. E.S.P. Contracts of energy trading services.

-	Éxito Industrias S.A.S. Contracts for the lease of real estate and provision of services.

-	Éxito Viajes y Turismo S.A.S. Contract for reimbursement of expenses and administrative services.

-	Patrimonio Autónomo Viva Malls. Real estate lease, administrative services and reimbursement of expenses.

Note 9.2. Transactions with related parties

Transactions with related parties relate to revenue from retail sales and other services, as well as to costs and expenses related to risk management and technical assistance support, purchase of goods and services received.

The amount of revenue, costs and expenses arising from transactions with related parties is as follows:

	Revenue
	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Joint ventures (2)	31,773	39,020	14,293	9,550
Subsidiaries (1)	26,154	38,152	12,253	26,187
Casino Group companies (3)	1,432	1,314	767	(640)
Total revenue	59,359	78,486	27,313	35,097

	Costs and expenses
	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Subsidiaries (1)	181,572	202,335	94,633	112,251
Joint ventures (2)	53,635	48,724	25,631	24,924
Casino Group companies (3)	13,247	33,261	6,713	15,874
Members of the Board (4)	1,649	1,242	924	619
Controlling entity (5)	549	5,989	544	3,325
Total cost and expenses	250,652	291,551	128,445	156,993

(1)	Revenue relates to the provision of administration services to Éxito Industria S.A.S., to Almacenes Éxito Inversiones S.A.S., to Transacciones Energéticas S.A.S. E.S.P., to Logística, Transporte y Servicios Asociados S.A.S. and to Patrimonios Autónomos (stand-alone trust funds); and to the lease of property to Patrimonios Autónomos and to Éxito Viajes y Turismo S.A.S.

Costs and expenses mainly refer to the purchase of goods for trading from Éxito Industrias S.A.S.; transportation services provided by Logística, Transporte y Servicios Asociados S.A.S.; leases and real estate management activities with Patrimonios Autónomos; purchase of corporate plans from Almacenes Éxito Inversiones S.A.S.; and services received, purchase of goods and reimbursements with other subsidiaries.

The amount of revenue with each subsidiary is as follows:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Patrimonios Autónomos	13,739	24,390	5,995	18,724
Almacenes Éxito Inversiones S.A.S.	9,581	8,918	4,848	4,618
Logística, Transporte y Servicios Asociados S.A.S.	1,396	1,714	645	1,087
Éxito Viajes y Turismo S.A.S.	853	750	434	382
Éxito Industrias S.A.S.	516	1,618	298	1,343
Transacciones Energéticas S.A.S. E.S.P.	69	63	33	33
Libertad S.A.	-	699	-	-
Total	26,154	38,152	12,253	26,187

The amount of costs and expenses with each subsidiary is as follows:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Logística, Transporte y Servicios Asociados S.A.S.	84,360	80,948	42,903	42,096
Patrimonios Autónomos	55,248	57,524	29,772	34,713
Éxito Industrias S.A.S. (a)	32,038	54,193	16,828	30,504
Almacenes Éxito Inversiones S.A.S.	8,314	7,853	4,191	4,077
Marketplace Internacional Exito y Servicios S.A.S.	1,027	1,318	639	627
Transacciones Energéticas S.A.S. E.S.P.	485	417	246	188
Éxito Viajes y Turismo S.A.S.	100	79	54	43
Libertad S.A.	-	2	-	2
Spice Investment Mercosur S.A.	-	1	-	1
Total costs and expenses	181,572	202,335	94,633	112,251

(a)	Includes $6,618 of variable lease expense (June 30, 2022 - $7,065), amortization of right of use assets and interest on lease liability $- (June 30, 2022 - $2,607), branding royalty expenses $17,972 (June 30, 2022 - $20,196) and $7,448 of other operating transactions (June 30, 2022 - $24,325).

(2)	The amount of revenue and costs and expenses with each joint venture is as follows:

Revenue:

	Compañía de Financiamiento Tuya S.A.
Description	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Commercial activation recovery	24,935	29,136	10,420	13,103
Yield on bonus, coupons and energy	3,624	6,789	2,138	3,388
Lease of real estate	2,053	2,144	1,057	955
Services	493	580	199	249
Corporate collaboration agreement	-	-	-	(8,352)
Total revenue	31,105	38,649	13,814	9,343

	Puntos Colombia S.A.S.
Description	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Services	668	371	479	207
Total revenue	668	371	479	207

Costs and expenses:

	Compañía de Financiamiento Tuya S.A.
Description	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Commissions on means of payment	6,716	3,880	3,100	1,950
Total costs and expenses	6,716	3,880	3,100	1,950

	Puntos Colombia S.A.S.
Description	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Cost of customer loyalty program	46,919	44,844	22,531	22,974
Total costs and expenses	46,919	44,844	22,531	22,974

(3)	Revenue mainly relates to the provision of services and rebates from suppliers. Costs and expenses accrued mainly arise from intermediation in the import of goods, purchase of goods and consultancy services.

Revenue by each company is as follows:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Relevan C Colombia S.A.S. (a)	1,127	-	629	-
Casino International (b)	188	822	61	(761)
Casino Services	77		77
Distribution Casino France	40	228	-	-
Greenyellow Energía de Colombia S.A.S.	-	264	-	121
Total revenue	1,432	1,314	767	(640)

(a)	Corresponds to revenue of collaboration agreement with Exito Media.

(b)	Mainly decrease corresponds to IRTS discounts that were previously granted to the company and are currently received directly from the supplier.

Costs and expenses by each company are as follows:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Casino Guichard Perrachon S.A.	7,940	6,432	3,887	3,176
Distribution Casino France	1,850	3,988	661	1,780
Casino Services	1,093	113	1,016	12
International Retail and Trade Services IG.	1,036	-	437	(533)
Euris	965	794	464	794
Relevan C Colombia S.A.S.	363	-	248	-
Greenyellow Energía de Colombia S.A.S. (Note 9.1)	-	21,926	-	10,645
Cdiscount S.A.	-	8	-	-
Total costs and expenses	13,247	33,261	6,713	15,874

(4)	Costs and expenses related to Members of the Board provided by services of board and committees meetings.

(5)	Costs and expenses related to consulting services provided by Companhia Brasileira de Distribuição – CBD.

Note 9.3. Other information on related party transactions

Financial assets measured at fair value through other comprehensive income

The Company has 659,383 shares in Cnova NV in the amount of $9,222 (December 31, 2022 - $9,222)

Note 9.4. Receivable from related parties

	Receivable		Other non-financial assets
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Joint ventures (1)	52,096	41,464	-	34,993
Subsidiaries (2)	12,477	14,503	280	280
Casino Group companies (3)	4,089	3,161	-	-
Controlling entity (4)	288	288	-	-
Total	68,950	59,416	280	35,273
Current	68,950	59,416	-	-
Non-Current	-	-	280	35,273

(1)	Balances relate to the following joint ventures and the following detail:

-	The balance of receivables by joint ventures is shown below:

	Compañía de Financiamiento Tuya S.A.		Puntos Colombia S.A.S.		Sara ANV S.A.
Description	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Reimbursement of shared expenses, collection of coupons and other	5,096	5,298	-	-	-	-
Redemption of points	-	-	43,123	33,469	-	-
Other services	3,869	2,329	-	-	8	368
Total receivable	8,965	7,627	43,123	33,469	8	368

-	Other non-financial assets:

The balance of $34,993 at December 31, 2022 related to payments made during the year to Compañía de Financiamiento Tuya S.A. for the subscription of shares. The amounts disbursed were not recognized as an investment in such company due to Compañía de Financiamiento Tuya S.A. had not received authorization from the Colombian Financial Superintendence to register a capital increase. During the period for six months ended June 30, 2023, Compañía de Financiamiento Tuya S.A effectively subscribed and issued shares for the amount of $35,000 representing an increase in such investment.

(2)	The balance of receivables by each subsidiary and by each concept:

-	The balance of receivables by each subsidiary is as follows:

	June 30, 2023	December 31, 2022
Libertad S.A.	7,950	9,148
Patrimonios Autónomos (a)	3,039	3,117
Éxito Industrias S.A.S.	500	525
Logística, Transporte y Servicios Asociados S.A.S.	468	830
Almacenes Éxito Inversiones S.A.S.	333	477
Transacciones Energéticas S.A.S. E.S.P.	94	39
Éxito Viajes y Turismo S.A.S.	89	317
Marketplace Internacional Exito y Servicios S.A.S.	3	49
Devoto Hermanos S.A.	1	1
Total accounts receivable from subsidiaries	12,477	14,503

(a)	Includes $496 of dividend declared.

-	The balance of accounts receivable from subsidiaries is made as follows

	June 30, 2023	December 31, 2022
Strategic direction services	7,950	9,148
Administrative services	2,216	644
Charge for dividends declared	496	496
Reimbursement of expenses	181	419
Sale of goods	10	79
Sale of property, plant and equipment	-	1,698
Other services	1,624	2,019
Total accounts receivable from subsidiaries	12,477	14,503

(3)	Receivable from Casino Group companies represents reimbursement for payments to expats, supplier agreements and energy efficiency solutions.

	June 30, 2023	December 31, 2022
Casino International	3,705	2,730
Relevan C Colombia S.A.S.	377	192
Casino Services	7	7
Distribution Casino France	-	232
Total Casino Group companies	4,089	3,161

(4)	Represents the balance of personnel expenses receivable from Companhia Brasileira de Distribuição - CBD.

Note 9.5. Payables to related parties

The balance of payables to related parties is shown below:

	June 30, 2023	December 31, 2022
Subsidiaries (1)	162,203	158,398
Joint ventures (2)	54,802	62,673
Casino Group companies (3)	4,934	4,120
Members of the Board	-	43
Total	221,939	225,234

(1)	The balance of accounts payable to related parties and by concept are as follows:

-	The balance of payables by each subsidiary is as follows:

	June 30, 2023	December 31, 2022
Éxito Industrias S.A.	143,303	139,205
Logística, Transporte y Servicios Asociados S.A.S.	10,252	8,993
Patrimonios Autónomos	3,289	3,855
Almacenes Éxito Inversiones S.A.S.	3,128	3,241
Transacciones Energéticas S.A.S. E.S.P.	2,011	1,874
Marketplace Internacional Exito y Servicios S.A.S.	216	240
Éxito Viajes y Turismo S.A.S.	4	854
Devoto Hermanos S.A.	-	136
Total accounts payable to subsidiaries	162,203	158,398

-	The balance payable to subsidiaries relates to:

	June 30, 2023	December 31, 2022
Purchase of assets and inventories	136,737	137,119
Transportation service	10,250	6,048
Lease of property	3,666	3,428
Mobile recharge collection service	3,093	3,236
Energy service	2,006	1,874
Purchase of tourist trips	4	853
Other services received	6,447	5,840
Total accounts payable to subsidiaries	162,203	158,398

(2)	Mainly represents the balance outstanding in favor of Puntos Colombia S.A.S. arising from points (accumulations) issued for $54,791 (December 31, 2022 - $62,304)

(3)	Payables to Casino Group companies such as energy efficiency solutions received, intermediation in the import of goods, and consulting and technical assistance services.

	June 30, 2023	December 31, 2022
Casino Guichard Perrachon S.A.	3,005	2,578
Distribution Casino France	1,112	934
Casino Services	817	100
Relevan C Colombia S.A.S.	-	508
Total Casino Group companies	4,934	4,120

Note 9.6. Lease liabilities with related parties

The balance of lease liabilities with related parties is as follows:

	June 30, 2023	December 31, 2022
Subsidiaries	508,277	452,556
Total lease liabilities (Note 14.2)	508,277	452,556
Curent	51,915	43,778
Non-Current	456,362	408,778

The balance of lease liabilities relates to lease contracts entered with the following subsidiaries:

	June 30, 2023	December 31, 2022
Patrimonios autónomos (Stand-alone trust funds)	508,277	452,556
Total lease liabilities	508,277	452,556

Note 9.7. Other financial liabilities with related parties

	June 30, 2023	December 31, 2022
Subsidiaries (1)	17,561	17,669
Joint ventures (2)	13,642	26,167
Total	31,203	43,836

(1)	Represents cash collected from subsidiaries as part of the in-house cash program (Note 24).

(2)	Mainly represents collections received from customers related to the Tarjeta Éxito cards owned by Compañía de Financiamiento Tuya S.A. (Note 24).

Note 9.8. Key management personnel compensation

Transactions between the Company and key management personnel, including legal representatives and/or administrators, mainly relate to labor agreements executed by and between the parties.

Compensation of key management personnel is as follows:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Short-term employee benefits	34,131	29,385	17,219	10,781
Post-employment benefits	1,067	943	572	443
Total key management personnel compensation	35,198	30,328	17,791	11,224

Note 10. Inventories, net and cost of sales

Note 10.1. Inventories, net

	June 30, 2023	December 31, 2022
Inventories (1)	2,054,233	1,999,578
Inventories in transit	60,581	58,754
Raw materials	21,730	29,037
Materials, spares, accessories and consumable packaging	7,489	9,537
Real estate project inventories (2)	776	3,213
Production in process	93	5,081
Total inventories	2,144,902	2,105,200

(1)	The movement of the losses on inventory obsolescence and damages during the reporting periods is shown below:

Balance at December 31, 2021	8,862
Loss recognized during the period (Note 10.2)	922
Balance at June 30, 2022	9,784

Balance at December 31, 2022	9,969
Loss recognized during the period (Note 10.2)	3,437
Balance at June 30, 2023	13,406

(2)	For 2023, represents López de Galarza real estate project. For 2022, represented López de Galarza real estate project for $776 and Galeria La 33 real estate projects for $2,437.

At June 30, 2023, and at December 31, 2022, there are no restrictions or liens on the sale of inventories.

Note 10.2. Cost of sales

The following is the information related with the cost of sales, allowance for losses on inventory obsolescence and damages, and allowance reversal on inventories:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Cost of goods sold (1)	6,524,820	6,023,758	3,189,709	3,035,452
Trade discounts and purchase rebates	(1,059,846)	(845,754)	(510,186)	(431,854)
Logistics costs (2)	252,460	227,043	128,771	114,314
Damage and loss	82,997	67,272	41,902	37,410
Allowance for inventory losses, net	3,437	922	3,154	1,051
Total cost of sales	5,803,868	5,473,241	2,853,350	2,756,373

(1)	The period ended June 30, 2023 includes $15,014 of depreciation and amortization cost (June 30, 2022 - $13,898).

(2)	The period ended June 30, 2023 includes $148,390 of employee benefits (June 30, 2022 - $126,219) and $30,674 of depreciation and amortization cost (June 30, 2022 - $27,696).

Note 11. Financial assets

The balance of financial assets is shown below:

	June 30, 2023	December 31, 2022
Financial assets measured at fair value through other comprehensive income (1)	10,676	10,676
Derivative financial instruments designated as hedge instruments (2)	6,044	14,480
Financial assets measured at fair value through profit or loss	418	426
Derivative financial instruments (3)	3	27,300
Total financial assets	17,141	52,882
Current	5,959	40,154
Non-current	11,182	12,728

(1)	Financial assets measured at fair value through other comprehensive income are equity investments not held for sale. The detail of these investments is as follows:

	30 de junio de 2023	31 de diciembre de 2022
Cnova N.V.	9,222	9,222
Fideicomiso El Tesoro etapa 4A y 4C 448	1,206	1,206
Associated Grocers of Florida, Inc.	113	113
Central de abastos del Caribe S.A.	71	71
La Promotora S.A.	50	50
Sociedad de acueducto, alcantarillado y aseo de Barranquilla S.A. E.S.P.	14	14
Total financial assets measured at fair value through other comprehensive income	10,676	10,676

(2)	Derivative instruments designated as hedging instrument relates to interest and exchange rate swaps. The fair value of these instruments is determined based on valuation models.

At June 30, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Fair value
Swap	Interest rate	Loans and borrowings	IBR 3M and IBR 1M	9.0120% and 3.9%	6,044

The detail of maturities of these hedge instruments at June 30, 2023 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	-	3,533	1,157	1,266	88	6,044

At December 31, 2022, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge Instruments	Fair value
Swap	Interest rate	Loans and borrowings	IBR 3M e IBR 1M	9.0120% y 3.9%	14,480

The detail of maturities of these hedge instruments at December 31, 2022 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	-	3,980	4,725	4,149	1,626	14,480

(3)	Relates to forward contracts used to hedge the variation in the exchange rates. The fair value of these instruments is estimated based on valuation models who use variables other than quoted prices, directly or indirectly observable for financial assets or liabilities.

The detail of maturities of these instruments at June 30, 2023 was as follows:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	-	-	3	-	-	3

The detail of maturities of these instruments at December 31, 2022 was as follows:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	-	24,382	2,918	-	-	27,300

At June 30, 2023 and at December 31, 2022, there are no restrictions or liens on financial assets that restrict their sale.

None of the assets were impaired at June 30, 2023 and at December 31, 2022.

Note 12. Property, plant and equipment, net

	June 30, 2023	December 31, 2022
Land	445,269	447,733
Buildings	951,547	944,782
Machinery and equipment	837,530	827,612
Furniture and fixtures	527,389	518,827
Assets under construction	11,438	10,156
Improvements to third-party properties	443,761	429,942
Vehicles	7,809	8,724
Computers	290,954	277,754
Other property, plant and equipment	16,050	16,050
Total property, plant and equipment, gross	3,531,747	3,481,580
Accumulated depreciation	(1,510,320)	(1,422,501)
Total property, plant and equipment, net	2,021,427	2,059,079

The movement of the cost of property, plant and equipment, accumulated depreciation and impairment loss during the reporting periods is shown below:

Cost	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2021	449,842	926,054	749,208	468,105	9,073	366,792	8,892	253,889	16,050	3,247,905
Additions	-	5,795	22,331	16,456	2,274	19,989	40	8,522	-	75,407
Disposals and derecognition	-	-	(16,934)	(6,699)	(6)	(2,289)	(72)	(735)	-	(26,735)
(Decrease) from transfers (to) other balance sheet accounts - tax assets	-	(94)	(2,696)	(2,483)	(2)	(1,007)	-	(489)	-	(6,771)
Other minor changes	-	25	135	-	34	-	-	169	-	363
Balance at June 30, 2022	449,842	931,780	752,044	475,379	11,373	383,485	8,860	261,356	16,050	3,290,169

Balance at December 31, 2022	447,733	944,782	827,612	518,827	10,156	429,942	8,724	277,754	16,050	3,481,580
Additions	-	8,963	33,665	14,959	1,562	14,425	-	19,270	-	92,844
Disposals and derecognition	-	-	(18,309)	(4,306)	(20)	(213)	(915)	(4,667)	-	(28,430)
(Decrease) from transfers (to) other balance sheet accounts - tax assets	-	-	(5,501)	(2,091)	(260)	(393)	-	(2,673)	-	(10,918)
(Decrease) from transfers (to) other balance sheet accounts – inventories	(2,464)	(2,198)	-	-	-	-	-	-	-	(4,662)
Increase from transfers from other balance sheet accounts – intangibles	-	-	63	-	-	-	-	1,270	-	1,333
Balance at June 30, 2023	445,269	951,547	837,530	527,389	11,438	443,761	7,809	290,954	16,050	3,531,747

Accumulated depreciation	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2021	-	202,080	415,663	297,507	-	203,125	6,895	132,040	5,585	1,262,895
Depreciation	-	13,770	33,887	23,724	-	14,809	449	14,710	394	101,743
Disposals and derecognition	-	-	(13,358)	(5,326)	-	(1,833)	(44)	(658)	-	(21,219)
Balance at June 30, 2022	-	215,850	436,192	315,905	-	216,101	7,300	146,092	5,979	1,343,419

Balance at December 31, 2022		228,805	462,032	337,282		227,500	7,591	152,918	6,373	1,422,501
Depreciation		14,131	35,424	26,130		18,721	389	16,227	394	111,416
Disposals and derecognition		-	(14,063)	(3,730)		(195)	(853)	(4,097)	-	(22,938)
Other minor changes		(659)	-	-		-	-	-	-	(659)
Balance at June 30, 2023		242,277	483,393	359,682		246,026	7,127	165,048	6,767	1,510,320

Assets under construction are represented by those assets in process of construction and process of assembly not ready for their intended use as expected by the Company management, and on which costs directly attributable to the construction process continue to be capitalized if they are qualifying assets.

The cost of property, plant and equipment does not include the balance of estimated dismantling and similar costs, based on the assessment and analysis made by the Company which concluded that there are no contractual or legal obligations at acquisition.

At June 30, 2023 and at December 31, 2022 no restrictions or liens have been imposed on items of property, plant and equipment that limit their sale, and there are no commitments to acquire, build or develop property, plant and equipment.

Note 12.1 Additions to property, plant and equipment for cash flow presentation purposes

	January 1 to June 30, 2023	January 1 to June 30, 2022
Additions	92,844	75,407
Additions to trade payables for deferred purchases of property, plant and equipment	(145,575)	(115,671)
Payments for deferred purchases of property, plant and equipment	221,367	124,429
Acquisition of property, plant and equipment in cash	168,636	84,165

Note 13. Investment properties, net

The Company’s investment properties are business premises and land held to generate income from operating leases or future appreciation of their value.

The net balance of investment properties is shown below:

	June 30, 2023	December 31, 2022
Land	60,314	60,314
Buildings	29,576	29,576
Constructions in progress	850	850
Total cost of investment properties	90,740	90,740
Accumulated depreciation	(7,691)	(7,258)
Impairment	(62)	(62)
Total investment properties, net	82,987	83,420

The movement of the accumulated depreciation during the reporting periods is shown below:

Accumulated depreciation	Buildings
Balance at December 31, 2021	5,676
Depreciation expenses	363
Increase from transfers from non-current assets held for sale	434
Balance at June 30, 2022	6,473

Balance at December 31, 2022	7,258
Depreciation expenses	433
Balance at June 30, 2023	7,691

At June 30, 2023 and at December 31, 2022, there are no limitations or liens imposed on investment property that restrict realization or tradability thereof.

At June 30, 2023 and at December 31, 2022, the Company is not committed to acquire, build or develop new investment property. Neither there are compensations from third parties arising from the damage or loss of investment property.

No impairment was identified at June 30, 2023.

Note 14. Leases

Note 14.1 Right of use asset, net

	June 30, 2023	December 31, 2022
Right of use asset	3,142,123	2,929,731
Accumulated depreciation	(1,510,975)	(1,341,788)
Total right of use asset, net	1,631,148	1,587,943

The movement of right of use asset and depreciation thereof, during the reporting periods, is shown below:

Cost
Balance at December 31, 2021	2,798,618
Increase from new contracts	54,586
Remeasurements from existing contracts (1)	158,175
Derecognition, reversal and disposal (2)	(129,216)
Others	395
Balance at June 30, 2022	2,882,558

Balance at December 31, 2022	2,929,731
Increase from new contracts	9,625
Remeasurements from existing contracts (1)	178,873
Derecognition and disposal (2)	(16,223)
Other movements	40,117
Balance at June 30, 2023	3,142,123

Accumulated depreciation
Balance at December 31, 2021	1,189,019
Depreciation	122,847
Derecognition and disposal (2)	(65,750)
Balance at June 30, 2022	1,246,116

Balance at December 31, 2022	1,341,788
Depreciation	141,562
Derecognition and disposal (2)	(13,209)
Other movements	40,834
Balance at June 30, 2023	1,510,975

(1)	Mainly results from the extension of contract terms, indexation or lease modifications.

(2)	Mainly results from the early termination of lease contracts.

The cost of right of use asset by class of underlying asset is shown below:

	June 30, 2023	December 31, 2022
Buildings	3,133,548	2,921,013
Equipment	6,163	6,163
Vehicles	2,412	2,555
Total	3,142,123	2,929,731

Accumulated of depreciation of right of use assets by class of underlying asset is shown below:

	June 30, 2023	December 31, 2022
Buildings	1,505,151	1,337,094
Equipment	4,558	3,656
Vehicles	1,266	1,038
Total	1,510,975	1,341,788

Depreciation expense by class of underlying asset is shown below:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Buildings	140,519	121,891	72,875	62,415
Equipment	354	729	(10)	365
Vehicles	689	227	533	98
Total depreciation	141,562	122,847	73,398	62,878

As at June 30, 2023, the average remaining term of lease contracts is 11.90 years (12.39 years as at December 31, 2022), which is also the average remaining period over which the right of use asset is depreciated.

Note 14.2 Lease liability

	June 30, 2023	December 31, 2022
Lease liabilities (1)	1,836,467	1,787,096
Current	281,124	261,824
Non-current	1,555,343	1,525,272

(1)	Includes $508,277 (December 31, 2022- $452,556) of lease liabilities with related parties (Note 9.6).

The movement in lease liabilities is as shown:

Balance at December 31, 2021	1,820,785
Additions	54,586
Accrued interest	49,229
Remeasurements	158,175
Terminations	(60,295)
Payments of lease liabilities including interests	(178,799)
Balance at June 30, 2022	1,843,682

Balance at December 31, 2022	1,787,096
Additions	9,625
Accrued interest	63,130
Remeasurements	178,873
Terminations	(3,535)
Payments of lease liabilities including interests	(198,722)
Balance at June 30, 2023	1,836,467

Below are the future lease liability payments at June 30, 2023:

Up to one year	402,734
From 1 to 5 years	1,125,202
More than 5 years	973,361
Minimum lease liability payments	2,501,297
Future financing (expenses)	(664,830)
Total minimum net lease liability payments	1,836,467

The Company is not exposed to the future cash outflows for extension options or termination options. Additionally, there are no residual value guarantees, and there are no restrictions nor covenants imposed by leases.

Note 15. Intangible, net

The net balance of intangible, net is shown below:

	June 30, 2023	December 31, 2022
Trademarks	86,427	81,131
Computer software	240,092	232,398
Rights	20,491	20,491
Other	22	22
Total cost of other intangible assets	347,032	334,042
Accumulated amortization	(155,415)	(142,838)
Total other intangible assets, net	191,617	191,204

The movement of the cost of intangible and of accumulated depreciation is shown below:

Cost	Trademarks (1)	Computer software	Rights	Other	Total
Balance at December 31, 2021	81,131	220,442	20,491	22	322,086
Additions	-	8,348	-	-	8,348
Disposals and derecognition	-	(539)	-	-	(539)
Other minor movements	-	(396)	-	-	(396)
Balance at June 30, 2022	81,131	227,855	20,491	22	329,499

Balance at December 31, 2022	81,131	232,398	20,491	22	334,042
Additions	5,296	9,020	-	-	14,316
Transfers to other balance sheet accounts – Computers	-	(1,333)	-	-	(1,333)
Other	-	7	-	-	7
Balance at June 30, 2023	86,427	240,092	20,491	22	347,032

Accumulated amortization	Computer software	Rights	Other	Total
Balance at December 31, 2021	130,527	-	-	130,527
Amortization	11,242		-	11,242
Disposals and derecognition	(538)		-	(538)
Balance at June 30, 2022	141,231		-	141,231

Balance at December 31, 2022	142,838		-	142,838
Amortization	12,577		-	12,577
Balance at June 30, 2023	155,415		-	155,415

(1)	Represents Surtimax trademark in amount of $17,427 acquired upon the merger with Carulla Vivero S.A., Super Inter trademark acquired upon the business combination with Comercializadora Giraldo Gómez y Cía. S.A. in amount of $63,704 and Taeq trademark acquired in 2023 in amount of $5,296.

The trademarks have an indefinite useful life. The Company estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently they are not amortized.

At June 30, 2023 and at December 31, 2022, intangible are not limited or subject to lien that would restrict their sale. In addition, there are no commitments to acquire or develop other intangible assets.

Note 16. Goodwill

The balance of goodwill is as follows:

	June 30, 2023	December 31, 2022
Carulla Vivero S.A.	827,420	827,420
Súper Ínter	453,649	453,649
Cafam	122,219	122,219
Otras	49,789	49,789
Total goodwill	1,453,077	1,453,077

Goodwill was not impaired at June 30, 2023 and at December 31, 2022.

Note 17. Investments accounted for using the equity method

The balance of investments accounted for using the equity method includes:

Company	Classification	June 30, 2023	December 31, 2022
Spice Investment Mercosur S.A. (Note 2.1)	Subsidiary	2,028,961	2,094,228
Patrimonio Autónomo Viva Malls	Subsidiary	1,025,688	1,021,744
Onper Investment 2015 S.L.	Subsidiary	996,163	1,114,211
Compañía de Financiamiento Tuya S.A.	Joint venture	270,886	287,611
Éxito Industrias S.A.S.	Subsidiary	214,300	205,272
Logística, Transporte y Servicios Asociados S.A.S.	Subsidiary	26,577	24,725
Puntos Colombia S.A.S.	Joint venture	13,170	11,514
Marketplace Internacional Éxito y Servicios S.A.S.	Subsidiary	6,314	6,404
Depósito y Soluciones Logísticas S.A.S.	Subsidiary	5,531	5,348
Éxito Viajes y Turismo S.A.S.	Subsidiary	4,863	5,176
Fideicomiso Lote Girardot	Subsidiary	3,850	3,850
Almacenes Éxito Inversiones S.A.S.	Subsidiary	3,546	2,208
Patrimonio Autónomo Iwana	Subsidiary	2,940	3,025
Transacciones Energéticas S.A.S. E.S.P.	Subsidiary	1,777	1,956
Sara ANV S.A.	Joint venture	851	799
Gestión y Logistica S.A.	Subsidiary	135	155
Total investments accounted for using the equity method		4,605,552	4,788,226

Note 18. Non-cash transactions

During the sixth month periods ended at June 2023 and 2022, the Company had non-cash additions to property, plant and equipment, and to right of use assets, that were not included in the statement of cash flow, presented in Note 12.1 and 14, respectively.

Note 19. Loans and borrowing

The balance of loans and borrowing is shown below:

	June 30, 2023	December 31, 2022
Bank loans	1,765,087	791,098

Current	1,416,331	251,118
Non-current	348,756	539,980

The movement in loans and borrowing during the reporting periods is shown below:

Balance at December 31, 2021	878,268
Proceeds from loans and borrowing	440,000
Interest accrued	36,750
Repayments of interest on loans and borrowings	(77,250)
Balance at June 30, 2022	1,277,768

Balance at December 31, 2022 (1)	791,098
Proceeds from loans and borrowing (2)	1,000,000
Interest accrued	98,154
Repayments of interest on loans and borrowings (3)	(124,165)
Balance at June 30, 2023	1,765,087

Below is a detail of maturities for non-current loans and borrowings outstanding at June 30, 2023, discounted at present value:

Year	Total
2024	189,348
2025	89,783
2026	40,381
>2027	29,244
348,756

(1)	The balance at December 31, 2022 mainly includes $157,082 of a bilateral credit taken on March 27, 2020, $135,000 of a bilateral credit taken on June 3, 2020 and the extension of a bilateral credit with three new bilateral credits in amounts of $200,000; $155,458 y $125,025 taken on March 26, 2021.

(2)	The Company requested disbursement of $100,000 against one of its outstanding bilateral credits entered February 15, 2019; disbursement of $300,000 and $100,000 against the bilateral revolving credit entered on February 18, 2022 and disbursement of $200,000 against other bilateral revolving credit entered on April 4, 2022.

In April 2023, the Company requested disbursements for $130,000 and $70,000 against the bilateral revolving credit entered on October 20, 2022.

In May 2023, the Company requested disbursements for $100,000 against the bilateral revolving credit entered on October 20, 2022.

(3)	In March 2023, the Company repaid $12,083 on the bilateral credit agreement executed on March 27, 2020.

In April 2023, the Company paid $17,271 and $8,325 corresponding to two bilateral credit contracts signed on March 26, 2021.

In June 2023, the Company paid $12,083 corresponding to the bilateral credit agreement signed on March 27, 2020

During the period of sixth month ended at June 30, 2023 the Company paid $74,402 of interest.

As of June 30, 2023, the Company has no available unused credit lines.

Note 19.1. Covenants

Under loans and borrowing contracts, the Company is subject to comply with the following financial covenants, as long as the Company has payment obligations arising from the contracts executed on March 27, 2020, the Company is committed to maintain a leverage financial ratio of less than 2.8x. Such ratio will be measured annually on April 30 or, if not a working day, the next working day, based on the audited separate financial statements for each annual period.

As at December 31, 2022, the Company complied with its covenants.

Note 20. Employee benefits

The balance of employee benefits is shown below:

	June 30, 2023	December 31, 2022
Defined benefit plans	16,811	15,810
Long-term benefit plan	1,654	1,528
Total employee benefits	18,465	17,338
Current	3,820	2,692
Non-Current	14,645	14,646

Note 21. Provisions

The balance of provisions is shown below:

	June 30, 2023	December 31, 2022
Legal proceedings (1)	13,980	12,695
Restructuring	15,400	10,457
Taxes other than income tax	241	3,578
Other	6,143	7,451
Total provisions	35,764	34,181
Current	24,161	19,870
Non-current	11,603	14,311

At June 30, 2023 and at December 31, 2022, there are no provisions for onerous contracts.

(1)	Provisions for legal proceedings are recognized to cover estimated potential losses arising from lawsuits brought against the Company, related to labor and civil matters, which are assessed based on the best estimation of cash outflows required to settle a liability on the date of preparation of the financial statements. The balance is comprised of:

	June 30, 2023	December 31, 2022
Labor legal proceedings	8,029	7,414
Civil legal proceedings	5,951	5,281
Total legal proceedings	13,980	12,695

Balances and movement of provisions during the reporting periods are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Other	Total
Balance at December 31, 2021	12,835	3,407	878	10,239	27,359
Increase	3,073	-	4,618	4,862	12,553
Payments	(679)	-	(2,469)	(6,021)	(9,169)
Reversals (not used)	(1,129)	-	-	(650)	(1,779)
Others	-	-	-	(87)	(87)
Balance at June 30, 2022	14,100	3,407	3,027	8,343	28,877

Balance at December 31, 2022	12,695	3,578	10,457	7,451	34,181
Increase	3,115	-	16,012	2,788	21,915
Payments	(521)	-	(10,272)	(3,762)	(14,555)
Reversals (not used)	(1,309)	(3,337)	(797)	(334)	(5,777)
Balance at June 30, 2023	13,980	241	15,400	6,143	35,764

Note 22. Trade payables and other payable

	June 30, 2023	December 31, 2022
Payables to suppliers of goods	1,715,512	2,166,915
Payables and other payable - agreements (1)	1,063,589	1,485,281
Payables to other suppliers	198,035	314,017
Purchase of assets	86,669	169,766
Employee benefits	131,586	150,551
Withholding tax payable	214,190	52,622
Tax payable	4,957	5,757
Dividends payable	2,354	2,217
Other	21,630	42,590
Total trade payables and other payable	3,438,522	4,389,716
Current	3,397,699	4,319,342
Non-current	40,823	70,374

(1)	The detail of payables and other payable - agreements is shown below:

	June 30, 2023	December 31, 2022
Payables to suppliers of goods	965,330	1,438,494
Payables to other suppliers	98,259	46,787
Total payables and other payable - agreements	1,063,589	1,485,281

In Colombia, receivable anticipation transactions are initiated by suppliers who, at their sole discretion, choose the banks that will advance financial resources before invoice due dates, according to terms and conditions negotiated with the Company. The Company cannot direct a preferred or financially related bank to the supplier or refuse to carry out transactions, as local legislation ensures the supplier’s right to freely transfer the title/receivable to any bank through endorsement. Therefore, there is no direct agreement between the Company and a bank or financial agent with the objective of structuring operations involving purchases or payments with its suppliers.

The Company has entered into agreements with some financial institutions in Colombia, which grant an additional payment period, without interest charges, so that the Company can reconcile information on receivables anticipated by suppliers and process other operational and administrative aspects given the significant volume of transactions, as well as allowing its Colombian suppliers to use lines of credit and anticipate their receivables arising from the sale of goods and services to the Company. The terms under such agreements are not unique to the Company but are based on market practices in Colombia applicable to other players in the market.

Note 23. Income tax

Note 23.1. Tax regulations applicable to the Company

a.	For taxable 2023 and 2022 the income tax rate for corporates is 35%.

For taxable 2023, the minimum tax rate calculated on financial profit may not be less than 15%, if so, it will increase by the percentage points required to reach the indicated effective tax rate;

b.	From 2021, the base to assess the income tax under the presumptive income model is 0% of the net equity held on the last day of the immediately preceding taxable period.

c.	From taxable 2023, the tax on dividends distributed to natural persons residing in Colombia is 7.5%, for national companies it is 10% and for natural persons not residing in Colombia and foreign companies it is 20%, when such dividends have been taxed. at the head of the companies that distribute it.

Tax credits

Pursuant to tax regulations in force as of 2017, the time limit to offset tax losses is 12 years following the year in which the loss was incurred.

Excess presumptive income over ordinary income may be offset against ordinary net income assessed within the following five (5) years.

Company losses are not transferrable to shareholders. In no event of tax losses arising from revenue other than income and occasional gains, and from costs and deductions not related with the generation of taxable income, it will be offset against the taxpayer’s net income.

At June 30, 2023, the Company has accrued $211,190 (at December 31, 2022 - $211,190) excess presumptive income over net income.

The movement of the Company excess presumptive income over net income during the reporting period is shown below:

Balance at December 31, 2021	346,559
Offsetting of presumptive income against net income for the period	(135,369)
Balance at December 31, 2022	211,190
Movement of excess presumptive income	-
Balance at June 30, 2023	211,190

At June 30, 2023, the Company has accrued tax losses amounting to $897,112 (at December 31, 2022 - $740,337).

The movement of tax losses at the Company during the reporting period is shown below:

Balance at December 31, 2021	738,261
Adjustment from prior periods	2,076
Balance at December 31, 2022	740,337
Tax expense during the period	156,775
Balance at June 30, 2023	897,112

Note 23.2. Current tax assets and liabilities

The balances of current tax assets and liabilities recognized in the statement of financial position are:

Current tax assets:

	June 30, 2023	December 31, 2022
Income tax credit receivable	394,686	281,803
Tax discounts applied	120,317	109,241
Industry and trade tax advances and withholdings	31,436	62,801
Tax discounts from taxes paid abroad	23,932	24,631
Total current tax assets	570,371	478,476

Current tax liabilities

	June 30, 2023	December 31, 2022
Industry and trade tax payable	44,992	91,084
Tax on real estate	3,605	1,762
Total current tax liabilities	48,597	92,846

Note 23.3. Income tax

The components of the income tax profit (expense) recognized in the statement of profit or loss were:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Deferred income tax (expense) (Note 23.4)	33,810	(41,631)	24,831	(9,454)
Adjustment in respect of current income tax of prior periods	(225)	-	(225)	-
(Current income tax (expense)	(389)	(11,787)	(389)	(11,787)
(Expense) tax paid aboad	(2,675)	-	(1,975)	-
Total income tax (expense)	30,521	(53,418)	22,242	(21,241)

Note 23.4. Deferred tax

	June 30, 2023			December 31, 2022
	Deferred tax assets	Deferred tax liabilities	Deferred tax, Net	Deferred tax assets	Deferred tax liabilities	Deferred tax, net
Lease liability	642,763	-	642,763	625,484	-	625,484
Tax losses	313,989	-	313,990	259,118	-	259,118
Excess presumptive income	73,917	-	73,917	73,917	-	73,917
Tax credits	61,896	-	61,896	62,943	-	62,943
Trade payables and other payables	7,271	-	7,271	43,797	-	43,797
Investment property	-	(49,294)	(49,294)	-	(47,799)	(47,799)
Buildings	-	(170,249)	(170,249)	-	(168,860)	(168,860)
Goodwill	-	(217,673)	(217,673)	-	(218,308)	(218,308)
Right of use asset	-	(568,705)	(568,705)	-	(553,457)	(553,457)
Other	53,186	(48,489)	4,697	36,706	(53,381)	(16,675)
Total	1,153,022	(1,054,410)	98,613	1,101,965	(1,041,805)	60,160

The movement of net deferred tax to the statement of profit or loss and the statement of comprehensive income is shown below:

	January 1 to June 30, 2023	January 1 to June 30, 2022
Profit (expense) from deferred tax recognized in income	33,810	(41,631)
Profit from deferred tax recognized in other comprehensive income	4,643	729
Total movement of net deferred tax	38,453	(40,902)

Temporary differences related to investments in subsidiaries, associates and joint ventures, for which no deferred tax liabilities have been recognized at June 30, 2023 amounted to $1,895,324 (at December 31, 2022 - $1,963,199).

Note 23.5. Income tax consequences related to payments of dividends

There are no income tax consequences related to the payment of dividends in either 2023 or 2022 by the Company to its shareholders.

Note 24. Derivative instruments and collections on behalf of third parties

The balance of derivative instruments and collections on behalf of third parties is shown below:

	June 30, 2023	December 31, 2022
Collections on behalf of third parties (1)	68,907	118,042
Derivative financial instruments (2)	16,971	5,404
Derivative financial instruments designated as hedge instruments (3)	4,021	-
Total derivative instruments and collections on behalf of third parties	89,899	123,446

(1)	Collections on behalf of third parties includes amounts received for services where the Company acts as an agent, such as travel agency sales, card collections, money collected for subsidiaries as part of the in-house cash program and payments and banking services provided to customers. Include $31,203 (at December 31, 2022 - $43,836) with third parties (Note 9.7).

(2)	The detail of maturities of these instruments at June 30, 2023 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	4,084	12,887	-	-	16,971

The detail of maturities of these instruments at December 31, 2022 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	3,149	2,255	-	-	5,404

(3)	Derivative instruments designated as hedging instrument relates to The fair value of these instruments is determined based on valuation models.

At June 30, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedge instruments	Fair value
Forward	Exchange rate	Trade payables	USD/COP	1 USD / $4,473.63	4,021

The detail of maturities of these hedge instruments at June 30, 2023 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	2,284	1,737	-	-	-	4,021

Note 25. Other liabilities

The balance of other liabilities is shown below:

	June 30, 2023	December 31, 2022
Deferred revenues (1)	128,682	143,074
Advance payments under lease agreements and other projects	2,913	2,942
Repurchase coupon	531	942
Instalments received under “plan resérvalo”	224	284
Advance payments for fixed assets sold (2)	-	14,360
Total other liabilities	132,350	161,602
Current	129,968	159,191
Non-Current	2,382	2,411

(1)	Mainly relates to payments received for the future sale of products through means of payment, property leases and strategic alliances.

(2)	Corresponds to advance payment received for the sale of “Galería la 33” real estate project, legalized in 2023.

The Company considers deferred revenues as contractual liabilities. The movement of deferred revenue and the related revenue recognized during the reporting periods, is shown below:

Deferred revenue
Balance at December 31, 2021	165,046
Additions	609,730
Revenue recognized	(687,938)
Balance at June 30, 2022	86,838

Balance at December 31, 2022	143,074
Additions	788,040
Revenue recognized	(802,432)
Balance at June 30, 2023	128,682

Note 26. Shareholders’ equity

Capital and premium on placement of shares

At June 30, 2023 and at December 31, 2022, the Company authorized capital is represented in 1.590.000.000 common shares with a nominal value of $3.3333 colombian pesos each.

At June 30, 2023 and at December 31, 2022, the number of outstanding shares is 1.344.720.453 and the number of treasury shares reacquired is 46.856.094.

The rights attached to the shares are speaking and voting rights per each share. No privileges have been granted on the shares, nor are the shares restricted in any way. Further, there are no option contracts on the Company shares.

The premium on placement of shares represents the surplus paid over the par value of the shares. Pursuant to Colombian legal regulations, this balance may be distributed as profits upon winding-up of the company, or upon capitalization of this value. Capitalization means the transfer of a portion of such premium to a capital account as result of the issue of a share-based dividend.

Reserves

Reserves are appropriations made by General Meeting of Shareholders on the results of prior periods. In addition to the legal reserve, there is an occasional reserve, a reserve for acquisition of treasury shares and a reserve for future dividend distribution.

Other accumulated comprehensive income

The tax effect on the components of other comprehensive income is shown below:

	June 30, 2023			June 30, 2022			December 31, 2022
	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value
Loss from financial instruments designated at fair value through other comprehensive income	(4,498)	-	(4,498)	(4,131)	-	(4,131)	(4,359)	-	(4,359)
Remeasurement on defined benefit plans	(652)	334	(318)	(3,583)	1,258	(2,325)	(736)	334	(402)
Translation exchange differences	(1,543,061)	-	(1,543,061)	(1,103,302)	-	(1,103,302)	(951,574)	-	(951,574)
Loss on hedge of net investment in foreign operations	(18,977)	-	(18,977)	(19,123)	-	(19,123)	(18,977)	-	(18,977)
Gain (loss) from cash-flow hedge	6,978	115	7,093	12,908	(4,518)	8,390	12,938	(4,528)	8,410
Total other accumulated comprehensive income	(1,560,210)	449	(1,559,761)	(1,117,231)	(3,260)	(1,120,491)	(962,708)	(4,194)	(966,902)

Note 27. Revenue from contracts with customers

The amount of revenue from contracts with customers is as shown:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Retail sales (1)	7,140,696	6,711,814	3,508,364	3,388,924
Service revenue (2)	175,945	142,546	85,542	73,551
Other revenue (3)	32,411	73,867	16,842	13,787
Total revenue from contracts with customers	7,349,052	6,928,227	3,610,748	3,476,262

(1)	Retail sales represent the sale of goods and real estate projects net of returns and sales rebates. This amount includes the following items:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Retail sales, net of sales returns and rebates	7,093,488	6,685,554	3,490,364	3,388,924
Sale of inventories of real estate project (a)	47,208	26,260	18,000	-
Total retail sales	7,140,696	6,711,814	3,508,364	3,388,924

(a)	At June 30, 2023, corresponds to the sale of the inventory of the Galería la 33 real estate project for $29,208 and inventory of Carulla Calle 100 real estate project for $18,000; at June 30, 2022 represents the sale of the inventory of a percentage of the Montevideo real estate project for $26,260.

(2)	Revenues from services and rental income comprise:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Distributors	44,873	39,598	20,042	18,921
Advertising	39,537	33,719	20,334	18,168
Lease of real estate	28,700	17,829	11,937	9,498
Lease of physical space	18,554	12,327	11,099	7,128
Administration of real estate	10,822	8,864	4,755	4,464
Banking services	10,527	8,597	5,423	4,604
Commissions	7,925	9,673	4,375	4,967
Transport	5,806	4,467	2,815	2,192
Money transfers	4,780	3,678	2,517	1,876
Other services	4,421	3,794	2,245	1,733
Total service revenue	175,945	142,546	85,542	73,551

(3)	Other revenue relates to:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Marketing events	9,878	8,493	4,492	3,578
Leverages of assets (a)	7,213	55,952	4,444	12,947
Collaboration agreements (b)	5,687	3,605	4,004	(5,764)
Financial services	1,761	1,004	719	496
Royalty revenue	1,137	2,243	904	965
Use of parking spaces	882	777	445	390
Technical assistance	726	746	380	433
Other	5,127	1,047	1,454	742
Total other revenue	32,411	73,867	16,842	13,787

(a)	For 2023, it corresponds mainly to expense reimbursements for $149, the bonus received for operating results for $388 and various uses for $3,715. For 2022, it corresponds mainly to the bonus received for the operating results generated in real estate projects for $38.294, to the bonus to obtain permanence in a property lease by $6,000; and income from strategic alliances goals for $4,620.

(b)	Represents revenue from the following collaboration agreements:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Alianza Sura	2,602	1,494	2,413	1,494
Sara ANV S.A.	1,902	1,586	917	792
Éxito Media	1,122	525	645	302
Moviired S.A.S. (a)	61	-	29	-
Compañía de Financiamiento Tuya S.A.	-	-	-	(8,352)
Total revenue from collaboration agreements	5,687	3,605	4,004	(5,764)

(a)	Collaboration agreements started at December, 2022.

Note 28. Distribution, administrative and selling expenses

The amount of distribution, administrative and selling expenses by nature is:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Employee benefits (Note 29)	399,119	348,206	206,291	174,571
Depreciation and amortization	220,300	194,601	113,102	98,707
Taxes other than income tax	120,237	86,329	46,709	33,003
Fuels and power	94,119	84,936	47,644	43,601
Repairs and maintenance	74,571	68,410	36,319	38,231
Services	47,529	44,706	19,328	18,348
Advertising	47,391	45,822	22,989	22,277
Security services	43,662	38,308	20,681	18,844
Commissions on debit and credit cards	40,040	31,192	19,540	15,861
Professional fees	34,619	36,958	17,017	17,482
Leases	29,929	28,142	12,238	14,829
Administration of trade premises	28,341	24,407	14,261	12,259
Cleaning services	25,863	21,601	12,709	10,698
Transport	21,070	20,987	10,242	10,523
Insurance	19,217	17,817	9,830	9,326
Commissions	8,306	5,914	4,110	3,329
Outsourced employees	7,998	6,123	3,894	3,126
Travel expenses	7,032	6,380	3,671	3,872
Expected credit loss expense (Note 7.1)	7,210	7,886	3,902	3,722
Packaging and marking materials	6,769	9,647	3,565	4,768
Other provision expenses	5,903	7,942	3,623	5,072
Cleaning and cafeteria	4,735	4,349	2,203	1,911
Other commissions	4,114	4,047	2,026	2,411
Legal expenses	3,370	5,265	1,461	2,660
Ground transportation	2,170	1,989	925	947
Stationery, supplies and forms	2,643	2,163	1,430	1,194
Autos Éxito collaboration agreement	611	670	108	410
Seguros Éxito collaboration agreement	481	385	-	385
Other	113,826	96,475	58,260	54,131
Total distribution, administrative and selling expenses	1,421,175	1,251,657	698,078	626,498
Distribution expenses	923,206	800,164	444,245	398,393
Administrative and selling expenses	98,850	103,287	47,542	53,534
Employee benefit expenses	399,119	348,206	206,291	174,571

Note 29. Employee benefit expenses

The amount of employee benefit expenses incurred by each significant category is as follows:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Wages and salaries	336,097	292,471	172,976	146,030
Contributions to the social security system	5,161	4,677	2,617	2,197
Other short-term employee benefits	20,209	17,665	10,915	8,848
Total short-term employee benefit expenses	361,467	314,813	186,508	157,075

Post-employment benefit expenses, defined contribution plans	28,650	24,714	14,413	12,111
Post-employment benefit expenses, defined benefit plans	1,320	1,194	750	688
Total post-employment benefit expenses	29,970	25,908	15,163	12,799

Termination benefit expenses	182	713	43	209
Other long-term employee benefits	57	104	23	49
Other personnel expenses	7,443	6,668	4,554	4,439
Total employee benefit expenses	399,119	348,206	206,291	174,571

The cost of employee benefit include in cost of sales is shown in Note 10.2.

Note 30. Other operating profit, net

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Recovery of expected credit loss (Note 7.1)	6,672	7,493	2,922	3,912
Recovery of costs and expenses from taxes other than income tax (Note 21)	3,337	-	-	-
Indemnification received	1,377	11,885	125	11,885
Recovery of other provisions related with reorganization processes (Note 21)	797	-	-	-
Indemnification received from third parties	564	1,191	493	(2,285)
Revenue (expense) from early termination of lease contracts	265	2,299	327	1,638
Derecognition of property, plant and equipment	(4,589)	(3,883)	(3,682)	(2,966)
Restructuring expenses, net	(16,012)	(4,618)	(16,012)	(4,618)
Other expenses	(18,665)	(2,763)	(14,397)	(1,187)
Other	2,959	2,463	1,570	1,354
Total other operating profit, net	(23,295)	14,067	(28,654)	7,733

Note 31. Financial income and cost

The amount of financial income and cost is as follows:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Gain from exchange differences	123,190	34,605	35,043	(6,118)
Gain from derivative financial instruments	32,161	10,797	6,589	5,142
Interest income on cash and cash equivalents (Note 6)	7,307	4,585	724	846
Gain from fair value changes in derivative financial instruments	299	17,784	299	17,784
Interest from investment in finance leases	216	80	107	63
Other financial income	3,242	2,666	1,854	1,012
Total financial income	166,415	70,517	44,616	18,729

Interest expense on loan and borrowings	(98,154)	(36,750)	(59,642)	(23,126)
Loss from exchange differences	(84,941)	(53,544)	(10,899)	(37,568)
Interest expense on lease liabilities	(63,130)	(49,230)	(32,662)	(24,732)
Factoring expenses	(39,540)	(15,167)	(18,900)	(8,246)
Loss from fair value changes in derivative financial instruments	(38,356)	(10,895)	(9,198)	18,064
Loss from derivative financial instruments	(38,017)	(10,038)	(29,395)	(6,183)
Commission expenses	(3,890)	(2,546)	(1,106)	(1,085)
Other financial expenses	(2,513)	(2,566)	(1,299)	(1,364)
Total financial cost	(368,541)	(180,736)	(163,101)	(84,240)
Net financial result	(202,126)	(110,219)	(118,485)	(65,511)

Note 32. Share of income in subsidiaries and joint ventures that are accounted for using the equity method

The share of income in subsidiaries and joint ventures that are accounted for using the equity method is as follows:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Spice Investments Mercosur S.A.	128,192	65,466	61,926	29,437
Patrimonio Autónomo Viva Malls	42,827	29,251	33,023	20,924
Éxito Industrias S.A.S.	9,483	15,055	4,433	10,727
Éxito Viajes y Turismo S.A.S.	2,359	1,748	1,059	1,180
Logística, Transportes y Servicios Asociados S.A.S.	1,853	3,584	1,234	1,975
Puntos Colombia S.A.S.	1,656	3,330	653	1,351
Almacenes Éxito Inversiones S.A.S.	1,338	(322)	714	(566)
Depósitos y Soluciones Logísticas S.A.S.	182	(88)	81	10
Gestión y Logística S.A.	(20)	(24)	(15)	12
Sara ANV S.A.	(42)	-	(40)	-
Patrimonio Autónomo Iwana	(79)	(66)	(25)	(21)
Marketplace Internacional Éxito y Servicios S.A.S.	(90)	(54)	147	12
Transacciones Energéticas S.A.S. E.S.P.	(178)	49	(125)	(1)
Onper Investments 2015 S.L.	(25,937)	(24,792)	(19,746)	(16,853)
Compañía de Financiamiento Tuya S.A.	(51,719)	(20,093)	(23,926)	(295)
Total	109,825	73,044	59,393	47,892

Note 33. Earnings per share

Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the period.

There were no dilutive potential ordinary shares outstanding at the periods ended June 30, 2023 and June 30, 2022.

The calculation of basic earnings per share for all periods presented is as a follows:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Net profit (loss) attributable to shareholders	38,934	126,803	(6,184)	62,264
Weighted average of the number of ordinary shares attributable to earnings per share (basic and diluted)	1.297.864.359	1.297.864.359	1.297.864.359	1.297.864.359
Basic and diluted profit (loss) per share (in Colombian pesos)	30.00	97.70	(4.76)	47.97

In total comprehensive income for the period:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Net (loss) profit attributable to the shareholders	(553,925)	246,469	(358,835)	254,117
Weighted average of the number of ordinary shares attributable to earnings per share (basic and diluted)	1.297.864.359	1.297.864.359	1.297.864.359	1.297.864.359
Basic and diluted (loss) profit per share (in Colombian pesos)	(426.80)	189.90	(276.48)	195.80

Note 34. Impairment of assets

No impairment on financial assets were identified at June 30, 2023 and at December 31, 2022, except on trade receivables and other account receivables (Note 7).

Note 35. Fair value measurement

Below is a comparison, by class, of the carrying amounts and fair values of investment property, property, plant and equipment and financial instruments, other than those with carrying amounts that are a reasonable approximation of fair values.

	June 30, 2023		December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Trade receivables and other accounts receivable at amortized cost	13,891	12,235	19,550	18,001
Equity investments (Note 11)	10,676	10,676	10,676	10,676
Forward contracts measured at fair value through income (Note 11)	3	3	27,300	27,300
Derivative swap contracts denominated as hedge instruments (Note 11)	6,044	6,044	14,480	14,480
Investments in private equity funds (Note 11)	418	418	426	426

Non-financial assets
Investment property (Note 13)	82,987	165,477	83,420	165,477
Property, plant and equipment, and investment property held for sale (Note 39)	3,925	6,692	3,925	6,692

Financial liabilities
Loans and borrowings (Note 19)	1,765,087	1,757,211	791,098	780,917
Forward contracts measured at fair value through income (Note 24)	16,971	16,971	5,404	5,404
Swap contracts denominated as hedge instruments (Note 24)	4,021	4,021	-	-

The following methods and assumptions were used to estimate the fair values:

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Assets

Loans at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Commercial rate of banking institutions for consumption receivables without credit card for similar term horizons. Commercial rate for housing loans for similar term horizons.

Investments in private equity funds	Level 2	Unit value	The value of the fund unit is given by the preclosing value for the day, divided by the total number of fund units at the closing of operations for the day. The fund administrator appraises the assets daily.	N/A

Forward contracts measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed- upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).

Peso/US Dollar exchange rate set out in the forward contract.

Market representative exchange rate on the date of valuation.

Forward points of the Peso-US Dollar forward market on the date of valuation.

Number of days between valuation date and maturity date.

Zero-coupon interest rate.

Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Equity investments	Level 2	Market quote prices

The fair value of such investments is determined as reference to the prices listed in active markets if companies are listed; in all other cases, the investments are measured at the deemed cost as reported in the opening balance sheet, considering that the effect is immaterial and that carrying out a measurement using a valuation technique commonly used by market participants may generate costs higher than the value of benefits.

N/A

Investment in bonds	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for investments under similar conditions on the date of measurement in accordance with maturity days.	CPI 12 months + Basis points negotiated

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Assets

Investment property	Level 2	Comparison or market method	This technique involves establishing the fair value of goods from a survey of recent offers or transactions for goods that are similar and comparable to those being appraised.	N/A

Investment property	Level 3	Discounted cash flows method

This technique provides the opportunity to identify the increase in revenue over a previously defined period of the investment. Property value is equivalent to the discounted value of future benefits. Such benefits represent annual cash flows (both, positive and negative) over a period, plus the net gain arising from the hypothetical sale of the property at the end of the investment period.

Discount rate (10% - 14%) Vacancy rate (0% - 54.45%) Terminal capitalization rate (7.5% - 8.5%)

Investment property	Level 3	Realizable-value method

This technique is used whenever the property is suitable for urban movement, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.

Realizable value

Investment property	Level 3	Replacement cost method

The valuation method consists in calculating the value of a brand-new property, built at the date of the report, having the same quality and comforts as that under evaluation. Such value is called replacement value; then an analysis is made of property impairment arising from the passing of time and the careful or careless maintenance the property has received, which is called depreciation.

Physical value of building and land.

Non-current assets classified as held for trading	Level 2	Realizable-value method

This technique is used whenever the property is suitable for urban development, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.

Realizable Value

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Liabilities

Financial liabilities measured at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Reference Banking Index (RBI) + Negotiated basis points. LIBOR rate + Negotiated basis points.

Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Derivative instruments measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).

Peso/US Dollar exchange rate set out in the forward contract.

Market representative exchange rate on the date of valuation.

Forward points of the Peso-US Dollar forward market on the date of valuation.

Number of days between valuation date and maturity date.

Zero-coupon interest rate.

Derivative swap contracts denominated as hedge instruments	Level 2	Discounted cash flows method	The fair value is calculated based on forecasted future cash flows provided by the operation upon market curves and discounting them at present value, using swap market rates.	Swap curves calculated by Forex Finance Market Representative Exchange Rate (TRM)

Lease liabilities	Level 2	Discounted cash flows method	Future cash flows of lease contracts are discounted using the market rate for loans in similar conditions on contract start date in accordance with the non-cancellable minimum term.	Reference Banking Index (RBI) + basis points in accordance with risk profile.

Changes in hierarchies may occur if new information is available, certain information used for valuation is no longer available, there are changes resulting in the improvement of valuation techniques or changes in market conditions.

There were no transfers between level 1 and level 2 hierarchies during the period ended June 30, 2023.

Note 36. Contingencies

Note 36.1. Contingent Assets

The Company have not recognized material contingent assets at June 30, 2023 and at December 31, 2022.

Note 36.2. Contingent Liabilities

Contingent liabilities at June 30, 2023 and at December 31, 2022 are:

(a)	The following proceedings are underway, seeking that the Company be exempted from paying the amounts claimed by the complainant entity:

-	Administrative discussion with DIAN amounting to $39,055 (December 31, 2022 - $35,705) regarding notice of special requirement 112382018000126 of September 17, 2018 informing of a proposal to amend the 2015 income tax return. In September 2021, the Company received a new notice from DIAN, confirming their proposal. However, external advisors regard the proceeding as a contingent liability.

-	Resolutions issued by the District Tax Direction of Bogotá, relating to alleged inaccuracy in payments made in 2011, in the amount of $11,830 (December 31, 2022 - $11,830).

-	Nullity of resolution-fine dated September 2020 ordering reimbursement of the balance receivable assessed in the income tax for taxable 2015 in amount of $2,211 (December 31, 2022 - $2,211).

-	Claim on the grounds of failure to comply with contract conditions, asking for damages arising from the purchase-sale of a property in the amount of $- (December 31, 2022 - $2,600).

-	Administrative discussion with the Cali Municipality regarding the notice of special requirement 4275 of April 8, 2021 whereby the Company is invited to correct the codes and rates reported in the Industry and Trade Tax for 2018 in amount of $2,130 (December 31, 2022 - $2,535).

(b)	Guarantees:

-	Since June 1, 2017, the Company granted a collateral on behalf its subsidiary Almacenes Éxito Inversiones S.A.S. to cover a potential default of its obligations. On August 11, 2021 the amount was updated to $2,935.

-	As required by some insurance companies and as a requirement for the issuance of compliance bonds, during 2023 the Company, as joint and several debtor of some of its subsidiaries, have granted certain guarantees to these third parties. Below a detail of guarantees granted:

Type of guarantee	Description and detail of the guarantee	Insurance company
Unlimited promissory note	Compliance bond the Company acts as joint and several debtors of Patrimonio Autónomo Viva Barranquilla	Seguros Generales Suramericana S.A.

These contingent liabilities, whose nature is that of potential liabilities, are not recognized in the statement of financial position; instead, they are disclosed in the notes to the financial statements.

Note 37. Dividends declared and paid

Almacenes Éxito S.A. General Meeting of Shareholders held on March 23, 2023, declared a dividend of $217,392, equivalent to an annual dividend of $167.50 Colombian pesos per share. During the period for six months ended at June 30, 2023 the amount paid was $217,255.

Almacenes Éxito S.A. General Meeting of Shareholders held on March 24, 2022, declared a dividend of $237,678, equivalent to an annual dividend of $531 Colombian pesos per share. During the annual period ended at December 31, 2022 the amount paid was $237,580.

Note 38. Seasonality of transactions

The Company’s operation cycles indicate certain seasonality in operating and financial results once there is a concentration during the last quarter of the year, mainly because of Christmas and “Special Price Days”, which is the second most important promotional event of the year.

Note 39. Assets held for sale and discontinued operations

The Company management started a plan to sell certain property seeking to structure projects that allow using such real estate property, increase the potential future selling price and generate resources to the Company. Consequently, certain investment property was classified as assets held for sale.

The balance of assets held for sale, included in the statement of financial position, is shown below:

	June 30, 2023	December 31, 2022
Investment property	3,925	3,925

Note 40. Subsequent events

No events have occurred subsequent to the date of the reporting period that entail significant changes in the financial position and the operations of the Company due to their relevance, are required to be disclosed in the financial statements.

Nota 41. Interim separate statements of cash flows for the period ended June 30, 2022

The Company identified that certain items in the statement of cash flows for the six-month period ended June 30, 2022, need to be reclassified for the purpose of presentation and comparability with the statement of cash flows for the six-month period ended June 30, 2023. As a result of these reclassifications, the operating, investing, and financing activities have been restated. The following table summarizes the reclassifications, which have no impact on the other financial statements, the period’s results, or any of the measurement indicators used by the Company.

	January 1 to June 30, 2022 restated	Adjustments and reclassifications		January 1 to June 30, 2022
Operating activities
Profit for the period	126,803			126,803
Adjustments to reconcile profit for the period
Current income tax	11,787			11,787
Deferred income tax	41,631			41,631
Interest, loans and lease expenses	85,980			85,980
Gain from changes in fair value of derivative financial instruments	(6,889)	6,889	(1)	-
Impairment of receivables, net	393	7,493	(2)	7,886
Reversal impairment losses of receivables		(7,493	)(2)	(7,493)
Impairment of inventories, net	922			922
Employee benefit provisions	846			846
Provisions and reversals	10,774	1,779	(2)	12,553
Reversals of provisions		(1,779	)(2)	(1,779)
Depreciation of property, plant and equipment, investment property and right of use asset	224,953			224,953
Amortization of intangible assets	11,242			11,242
Share of profit in associates and joint ventures accounted for using the equity method	(73,044)			(73,044)
Loss from the disposal of non-current assets	1,980			1,980
Loss from reclassification of non-current assets	230			230
Other adjustments from items other than cash	(80)			(80)
Interest income	(4,585)			(4,585)
Operating income before changes in working capital	432,943	6,889		439,832
Decrease in trade receivables and other accounts receivable	46,568	182	(2)	46,750
Decrease in prepayments	8,436			8,436
Decrease in receivables from related parties	2,244	(182	)(2)	2,062
Increase in inventories	(416,689)			(416,689)
Decrease (increase) in tax assets	23,165	(153,649	)(2)	(130,484)
Decrease in other provisions	(9,169)			(9,169)
Decrease in trade payables and other accounts payable	(770,144)	(8,758	)(3)	(778,902)
Increase in accounts payable to related parties	5,013			5,013
Decrease in tax liabilities	(29,920)			(29,920)
Decrease in other liabilities	(77,884)			(77,884)
Income tax paid	(153,649)	153,649	(2)	-
Net cash flows (used in) operating activities	(939,086)	(1,869)		(940,955)
Investing activities
Advances to subsidiaries and joint ventures	(21,040)			(21,040)
Acquisition of property, plant and equipment	(84,165)	8,758	(3)	(75,407)
Acquisition of investment property	(611)			(611)
Acquisition of intangible assets	(8,348)			(8,348)
Proceeds of the sale of property, plant and equipment and intangible assets.	1,000			1,000
Dividends received	63,928			63,928
Net cash flows (used in) investing activities	(49,236)	8,758		(40,478)
Financing activities
Cash flows provided by changes in interests in subsidiaries that do not result in loss of control	(16)			(16)
Proceeds from financial assets	6,080	(13,629	)(1)	(7,549)
Payments of derivative instruments and collections on behalf of third parties	(147)	6,740	(1)	6,593
Proceeds from loans and borrowings	440,000			440,000
Repayment of loans and borrowings	(49,763)			(49,763)
Payments of interest of loans and borrowings	(27,488)			(27,488)
Lease liabilities paid	(129,159)			(129,159)
Interest on lease liabilities paid	(49,640)			(49,640)
Dividends paid	(237,551)			(237,551)
Interest received	4,585			4,585
Payments on the reacquisition of shares	(316,755)			(316,755)
Net cash flows provided by (used in) financing activities	(359,854)	(6,889)		(366,743)
Net decrease in cash and cash equivalents	(1,348,176)			(1,348,176)
Cash and cash equivalents at the beginning of period	2,063,528			2,063,528
Cash and cash equivalents at the end of period	715,352			715,352

1)	Reclassification of year-end profit impacts due to fair value measurement of derivative financial instruments, in accordance with IAS 7.20(b).

2)	Internal reclassifications with no impact between activities for net presentation of asset impairments, passive provisions, their respective reversals, trade accounts receivable and other accounts receivable, related party accounts receivable, and movements of payments related to income tax.

3)	Reclassification of non-monetary additions for the acquisition of property, plant, and equipment from investing activities to operating activities.